Via Facsimile and U.S. Mail
Mail Stop 6010

December 27, 2006

Mr. Mark W. Haushill
Senior Vice President, Chief Financial Officer
and Treasurer
Argonaut Group, Inc.
10101 Reunion Place, Suite 500
San Antonio, TX 78216

Re: Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 000-14950

Dear Mr. Haushill,

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief